UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 001-41621

RADIOPHARM THERANOSTICS LIMITED

(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

RADIOPHARM THERANOSTICS LIMITED

EXPLANATORY NOTE

Radiopharm Theranostics Limited (the “Company”) published one announcement (the “Public Notice”) to the Australian Securities Exchange on July 3, 2026 titled:

“Radiopharm Receives $5.9M R&D Tax Incentive”

A copy of the Public Notice is attached as an exhibit to this report on Form 6-K.

This report on Form 6-K (including any exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934 and shall not be incorporated by reference into any registration statement or prospectus under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such registration statement or prospectus.

EXHIBITS

Exhibit Number	Description
99.1	Radiopharm Receives $5.9M R&D Tax Incentive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADIOPHARM THERANOSTICS LIMITED

Date: July 3, 2026	By:	/s/ Nathan Jong
Nathan Jong
Company Secretary

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